UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 3)1

InFocus Corporation
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

45665B106
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 30, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 45665B106

1	NAME OF REPORTING PERSON NERY CAPITAL PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,966,852
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,966,852
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,966,852
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.2%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 45665B106

1	NAME OF REPORTING PERSON NERY CAPITAL MANAGEMENT, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,966,852
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,966,852
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,966,852
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 45665B106

1	NAME OF REPORTING PERSON NERY ASSET MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,966,852
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,966,852
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,966,852
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 45665B106

1	NAME OF REPORTING PERSON MICHAEL A. NERY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,966,852
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,966,852
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,966,852
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 45665B106

The following constitutes Amendment No. 3 (“Amendment No. 3”) to the Schedule 13D filed by the undersigned.  This Amendment No. 3 amends the Schedule 13D as specifically set forth.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Nery Capital were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases.  The aggregate purchase cost of the 4,966,852 Shares beneficially owned by Nery Capital is approximately $6,509,846, excluding brokerage commissions.

Item 5 is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 40,669,516 Shares outstanding, as of November 3, 2008, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 7, 2008.

As of the date hereof, Nery Capital beneficially owns 4,966,852 Shares, constituting approximately 12.2% of the Shares outstanding.  Nery Asset Management, as the investment advisor of Nery Capital, may be deemed to beneficially own the 4,966,852 Shares owned by Nery Capital, constituting approximately 12.2% of the Shares outstanding.  Nery Capital Management, as the general partner of Nery Capital, may be deemed to beneficially own the 4,966,852 Shares owned by Nery Capital, constituting approximately 12.2% of the Shares outstanding.  Mr. Nery, as manager of each of Nery Asset Management and Nery Capital Management, may be deemed to beneficially own the 4,966,852 Shares owned by Nery Capital, constituting approximately 12.2% of the Shares outstanding.  Each of Nery Asset Management, Nery Capital Management and Mr. Nery disclaims beneficial ownership of the Shares beneficially owned by Nery Capital, except to the extent of their pecuniary interest therein.

(b)           By virtue of his position with Nery Asset Management and Nery Capital Management, Mr. Nery has the sole power to vote and dispose of the Shares beneficially owned by Nery Capital reported in this Schedule 13D.

(c)           Schedule A annexed hereto lists all transactions in the Shares by the Reporting Persons since the filing of Amendment No. 2 to the Schedule 13D. All of such transactions were effected in the open market, unless otherwise noted.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

CUSIP NO. 45665B106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 5, 2009	NERY CAPITAL PARTNERS, L.P.

	By:	Nery Capital Management, L.L.C.
General Partner

	By:	/s/ Michael A. Nery
	Name:	Michael A. Nery,
	Title:	Manager

NERY ASSET MANAGEMENT, LLC

By:	/s/ Michael A. Nery
Name:	Michael A. Nery,
Title:	Manager

NERY CAPITAL MANAGEMENT, L.L.C.

By:	/s/ Michael A. Nery
Name:	Michael A. Nery,
Title:	Manager

/s/ Michael A. Nery
MICHAEL A. NERY

CUSIP NO. 45665B106

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 2 to the Schedule 13D

Shares of Common Stock Purchased	Price Per Share($)	Date of Purchase

NERY CAPITAL PARTNERS, L.P.

100	$0.66	12/16/2008
1,000	$0.66	12/16/2008
100	$0.68	12/16/2008
12,580	$0.66	12/16/2008
91,400	$0.68	12/16/2008
1,000	$0.68	12/17/2008
136,475	$0.69	12/17/2008
100	$0.68	12/26/2008
400	$0.68	12/26/2008
2,500	$0.68	12/26/2008
106,945	$0.69	12/26/2008
9,855	$0.69	12/26/2008
9,650	$0.69	12/26/2008
1,200.00	$0.69	12/30/2008
1,297.00	$0.70	12/30/2008
1,000.00	$0.69	12/30/2008
1,000.00	$0.69	12/30/2008
600.00	$0.70	12/30/2008
200.00	$0.70	12/30/2008
986.00	$0.69	12/30/2008
200.00	$0.70	12/30/2008
200.00	$0.70	12/30/2008
7,900.00	$0.70	12/30/2008
5,000.00	$0.70	12/30/2008
4,900.00	$0.70	12/30/2008
4,500.00	$0.70	12/30/2008
4,000.00	$0.70	12/30/2008
2,864.00	$0.70	12/30/2008
2,600.00	$0.70	12/30/2008
2,500.00	$0.70	12/30/2008
1,900.00	$0.70	12/30/2008
1,500.00	$0.70	12/30/2008

NERY ASSET MANAGEMENT, LLC
None

CUSIP NO. 45665B106

NERY CAPITAL MANAGEMENT, L.L.C.
None

MICHAEL A. NERY
None